Olden Lane Securities LLC

200 Forrestal Road

Suite 3B

Princeton, New Jersey 08540

April 24, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Registration Withdrawal

Olden Lane Trust Series 10

Registration on Form S-6 (the “Registration Statement”)

(Registration Statement File No. 333-220645)

Ladies and Gentlemen:

On behalf of Olden Lane Trust Series 10 (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on September 26, 2017 and amendments to the Registration Statement were filed on November 22, 2017 and January 10, 2018. No securities of the Trust were sold, or will be sold, pursuant to the Registration Statement.

Very truly yours,

Olden Lane Trust Series 10

By: Olden Lane Securities LLC

By:	/s/ Michel Serieyssol
Michel Serieyssol
Chief Executive Officer